SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In March, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			35,505		0.0020	0.0011
ADR (*)	Preferred			1,713,965		0.1249	0.0548
Shares	Common			504,679		0.0287	0.0161
Shares	Preferred			3,016,529		0.2198	0.0964

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Direct with the Company	Subscription	27	1,725	88.46	152,593.50
Shares	Preferred	Direct with the Company	Subscription	27	2,707	88.46	239,461.22
Shares	Preferred	Direct with the Company	Subscription	27	10,547	88.46	932,987.62
Shares	Preferred	Direct with the Company	Subscription	27	1,530	88.46	135,343.80
Shares	Preferred	Direct with the Company	Subscription	27	2,484	88.46	219,734.64
Shares	Preferred	Direct with the Company	Subscription	27	2,698	88.46	238,665.08
Shares	Preferred	Direct with the Company	Subscription	27	2,318	88.46	205,050.28
Shares	Preferred	Direct with the Company	Subscription	27	3,211	88.46	284,045.06
Shares	Preferred	Direct with the Company	Subscription	27	1,442	88.46	127,559.32
Shares	Preferred	Direct with the Company	Subscription	27	1,706	88.46	150,912.76
			Total Buy		30,368		2,686,353.28

ADR (*)	Preferred	Direct with the Company	Subscription	27	1,676	USD 45.19	USD 75,738.44
			Total Buy		1,676		USD 75,738.44

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			35,505		0.0020	0.0011
ADR (*)	Preferred			1,715,641		0.1248	0.0548
Shares	Common			504,679		0.0287	0.0161
Shares	Preferred			3,046,897		0.2217	0.0973

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In March, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			1,600,413,898		91.1675	51.1713
Shares	Preferred			638,838,998		46.5594	20.4261

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Bradesco Corretora	Buy	26	3,629	89.94	326,392.26
Shares	Common	According Minute	Subscription	27	466,891	89.94	41,992,176.54
Shares	Common	According Minute	Subscription	27	1,785,184	89.94	160,559,448.96
Shares	Common	According Minute	Subscription	27	238,473	89.94	21,448,261.62
Shares	Common	According Minute	Subscription	27	37	89.94	3,327.78
Shares	Common	According Minute	Subscription	27	1,141	89.94	102,621.54
			Total Buy		2,495,355		224,432,228.70

Shares	Preferred	Bradesco Corretora	Buy	26	32,461	93.07	3,021,145.27
Shares	Preferred	According Minute	Subscription	27	1,545,445	93.07	143,834,566.15
Shares	Preferred	According Minute	Subscription	27	299,352	93.07	27,860,690.64
Shares	Preferred	According Minute	Subscription	27	44,308	93.07	4,123,745.56
Shares	Preferred	According Minute	Subscription	27	261	93.07	24,291.27
Shares	Preferred	According Minute	Subscription	27	4,808	93.07	447,480.56
Shares	Preferred	Direct with the Company	Subscription	27	16,323	88.46	1,443,932.58
			Total Buy		1,942,958		152,895,161.39

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			1,602,909,253		91.1787	51.1715
Shares	Preferred			640,781,956		46.6213	20.4564

(1)  When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In March, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,365	0.0001	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,365	0.0001	0.0000

(1)  When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer